SILICON PRAIRIE PORTAL LISTING AGREEMENT

This Portal Agreement (the "Agreement"), is made and entered into on November 28, 2023 (the "Effective Date"), by and between Silicon Prairie Online LLC ("SPO" or "Vendor") and Blue Mahoe Capital Partners Inc. ("Customer"). Each party to this Agreement may be referred to individually as a "Party" and collectively as the "Parties."

RECITALS

WHEREAS, SPO provides an internet based investment software platform ("Portal") which Customer will access under authorization from Vendor; and

WHEREAS, the Parties desire that SPO make such platform and related services available to Customer under the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1 Definitions

As used in this Agreement, the following terms shall have the following meaning:

a. "**Content**" means the visual information, documents, software, products, and services contained or made available to Customer in the course of using the Service (as defined hereinafter).

b. "**Customer User Account**" means the account maintained by Customer's users which includes any related login credentials and certain Customer Data provided or submitted by Customer's users in the course of using the Service.

c. "**Customer Data**" means any data, information, or material provided or submitted by Customer or by third-party users in the course of using the Service.

d. "**Intellectual Property Rights**" means any unpatented inventions, patent applications, patents, design rights, copyrights, trademarks, service marks, trade names, domain name rights, mask work rights, know-how and other trade secret rights, and all other intellectual property rights, derivatives thereof, and forms of protection of a similar nature anywhere in the world.

e. "**SPO Technology**" means all of SPO's proprietary technology (including software, hardware, products, processes, algorithms, user interfaces, know-how, techniques, designs, and other tangible or intangible technical material or information) made available to Customer by SPO in providing the Service.

f. "**Service(s)**" means SPO's investment platform (the "Software Platform"), developed, operated, hosted, and maintained by SPO, or ancillary online or offline products and services provided to Customer by SPO, to which Customer is being granted access under this Agreement, including the SPO Technology and the Content. The Services are further described in the documentation set forth in Appendix B.

g. "**User(s)**" means Customer employees, representatives, consultants, contractors, agents, or prospective investors who are authorized to use the Service and have been supplied user identifications and passwords by Customer (or by SPO at Customer's request).

2   Provision of Services

a. Subject to the terms and conditions set forth in this Agreement (including any appendices), during the term of this Agreement, SPO agrees to provide the Services and provide authorization to Customer and its Users with access and rights to use the Services subject to the fees set forth on Appendix A, attached hereto.

b. Appendix A may be modified by the mutual written consent of the parties, in a form expressly amending such Appendices, to expand, limit or otherwise modify the scope the Services provided hereunder.

c. SPO will not provide any front-end web hosting services on the Customer's website, but shall provide installation, maintenance, support, and other related hosting services to Customer as part of the Services and to be hosted on a subdomain of the Customer's website.

d. Neither the execution of this Agreement nor anything in it shall obligate SPO to furnish any services beyond those described within this Agreement.

3   Access to Software Platform and Restrictions

a. SPO hereby authorizes Customer to access and use the Service, solely for Customer's own business purposes, subject to the terms and conditions of this Agreement. All rights not expressly granted to Customer are reserved by SPO.

b. Customer may not access the Service for purposes of obtaining competitive advantages, including, but not limited to, monitoring its availability, performance or functionality, or for any other benchmarking or competitive purposes.

4   Customer Responsibilities

a. Customer is responsible for all activity occurring under Customer's User Accounts and shall abide by all applicable local, state, national, and foreign, laws, treaties and regulations in connection with Customer's use of the Service, including those related to data security and privacy, international communications, and the transmission of technical or personal data.

b. Customer shall: (i) notify SPO immediately of any unauthorized use of any password or account or any other known or suspected breach of security; (ii) report to SPO immediately and use reasonable efforts to stop immediately any copying or distribution of Content that is known or suspected by Customer or Customer Users; and (iii) not impersonate another SPO user or provide false identity information to gain access to or use the Service.

c. Customer shall not (i) license, sublicense, sell, resell, transfer, assign, distribute, or otherwise commercially exploit or make available to any third party the Service or the Content in any way; (ii) modify or make derivative works based upon the Service or the Content; (iii) "frame" or "mirror" any Content on any other server or wireless or Internet-based device; or (iv) reverse engineer or access the Service in order to (a) build a competitive product or service, (b) build a product using similar ideas, features, functions or graphics of the Service, or (c) copy any ideas, features, functions or graphics of the Service.

d. Customer shall not: (i) send spam or otherwise duplicative or unsolicited messages in violation of applicable laws; (ii) send or store infringing, obscene, threatening, libelous, or otherwise unlawful or tortuous material, including material harmful to children or violative of third party privacy rights; (iii) send or store material containing software viruses, worms, Trojan horses, or other harmful computer code, files, scripts, agents, or programs; (iv) interfere with or disrupt the integrity or performance of the Service or the data contained therein; or (v) attempt to gain unauthorized access to the Service or its related systems or networks.

e. In connection with Customer's use of the Services on Customer's own front-end website, Customer's front-end materials, web pages, media, and graphics used in connection with the Services shall prominently indicate that Vendor is providing the back-end Services by using the phrasing "POWERED BY SILICON PRAIRIE ONLINE" alongside the SPO logo, in a manner to be approved by Vendor prior to Customer's use of the Services with any third parties.

5   Account Information and Customer Data

a. Customer, not SPO, shall have sole responsibility for the accuracy, quality, integrity, legality, reliability, appropriateness, and intellectual property ownership or right to use of all Customer Data, and SPO shall not be responsible or liable for the deletion, correction, corruption, destruction, damage, loss or failure to store any Customer Data. In the event this Agreement is terminated (other than by reason of Customer's breach), SPO will make available to Customer a file of the Customer Data within thirty (30) days of termination if Customer so requests at the time of termination.

b. SPO reserves the right to withhold, remove, and/or discard Customer Data without notice for any breach, including, without limitation, Customer's non-payment. Upon termination for cause, Customer's right to access or use Customer Data immediately ceases, and SPO shall have no obligation to maintain or forward any Customer Data.

6   Intellectual Property Ownership

a. SPO (and its affiliated entities, where applicable) shall retain all right, title, and interest, including all related Intellectual Property Rights, in and to the SPO Technology, the Content and the Service and any suggestions, ideas, enhancement requests, feedback, recommendations, or other information provided by Customer or any other party relating to the Service.

b. Customer shall retain all right, title, and interest, including Intellectual Property Rights to their products and services including brand name, logo, and product names, and services names.

c. This Agreement is not a sale or license and does not convey to Customer any rights of ownership in or related to the Service, the SPO Technology or the Intellectual Property Rights owned by SPO. SPO's name, SPO's logo, and the product names associated with the Service are trademarks of SPO or third parties, and no right or license is granted to use them.

7   Third Party Goods and Services

a. Customer may enter into correspondence with, and utilize the services from, third party service providers whose services are embedded into, or linked from, our Service offering. Any such activity, and any terms, conditions, warranties, or representations associated with such activity, is solely between Customer and the applicable third party. SPO shall have no liability, obligation, or responsibility for any such correspondence, purchase, or utilization between Customer and any such third party. SPO does not endorse any sites on the Internet that are linked through the Service. In no event shall SPO be responsible for any content, products, or other materials on or available from such sites.

b. Customer acknowledges that certain third party providers of ancillary software, hardware, or services may require Customer's agreement to additional or different license or other terms prior to Customer's use of or access to such software, hardware or services.

8   Term and Termination

a. This Agreement is effective as of the Effective Date and will remain in effect until terminated by SPO or Customer within 30 days' notice.

b. SPO may terminate Customer's access to all or any part of the Services at any time, with or without cause, with or without notice, with immediate effect.

c. Customer may terminate this agreement at any time, with or without cause, with notice upon filing an amended regulatory form designating another intermediary, with immediate effect.

d. Any breach of Customer's payment obligations or unauthorized use of the SPO Technology or Service including but not limited to violations of NACHA ACH rules will be deemed a material breach of this Agreement. SPO, in its sole discretion, may terminate Customer's password, account or use of the Service if Customer breaches or otherwise fails to comply with this Agreement.

9   Payment of Fees

a. Customer shall make payment to SPO for the Services at the rates and terms agreed to in Appendix A of this Agreement.

b. All payment obligations are non-cancelable and all amounts paid are nonrefundable. Customer shall provide SPO with valid credit card, cash, check, crypto-currency or other approved payment information as a condition to signing up for the Service.

c. SPO will issue an invoice to Customer as set forth in Appendix A. SPO's fees are exclusive of all taxes, levies, or duties imposed by taxing authorities, and Customer shall be responsible for payment of all such taxes, levies, or duties, excluding only U.S. (federal or state) taxes based solely on SPO's income.

d. Customer agrees to provide SPO with complete and accurate billing and contact information. This information includes Customer's legal company name, street address, email address, and name and telephone number of an authorized billing contact. Customer agrees to update this information within thirty (30) days of any change to it. If the contact information Customer has provided is false or fraudulent, SPO reserves the right to terminate or suspend Customer's access to the Service in addition to any other legal remedies.

e. If Customer believes its invoice is incorrect, Customer must contact SPO in writing within sixty (60) days of the invoice date of the invoice containing the amount in question to be eligible to receive an adjustment or credit.

10   Nonpayment and Suspension

a. In addition to any other rights granted to SPO herein, SPO reserves the right to suspend or terminate this Agreement and Customer's access to the Service if Customer fails to timely pay Vendor as set forth in this Agreement. Customer will continue to be charged during any period of suspension. If Customer or SPO terminates this Agreement, Customer will be obligated to pay all remaining amounts owed to SPO in accordance with Sections 8 and 9 above.

b. SPO reserves the right to impose additional fees in the event Customer is suspended and thereafter requests reinstated access to the Service.

11   Representations and Warranties, Indemnification, and Disclaimers

a. Each party represents and warrants that it has the legal power and authority to enter into this Agreement. SPO represents and warrants that it will provide the Service in a manner consistent with general industry standards reasonably applicable to the provision thereof and that the Service will perform substantially in accordance with Appendix B under normal use and circumstances.

b. Customer represents and warrants that Customer has not falsely identified Customer nor provided any false information to gain access to the Service and that Customer's billing information is correct.

c. Customer shall indemnify, defend, and hold SPO and its parent organizations, subsidiaries, affiliates, officers, governors, employees, attorneys, and agents harmless from and against any and all claims, costs, damages, losses, liabilities, and expenses (including attorneys' fees and costs) arising out of or in connection with: (i) a claim alleging that use of the Customer Data infringes the rights of, or has caused harm to, a third party; (ii) a claim, which if true, would constitute a violation by Customer of Customer's representations and warranties; or (iii) a claim arising from the breach by Customer or Customer Users of this Agreement, provided in any such case that SPO (a) gives written notice of the claim promptly to Customer; (b) gives Customer sole control of the defense and settlement of the claim (provided that Customer may not settle or defend any claim unless Customer unconditionally releases SPO of all liability and such settlement does not affect SPO's business or Service); (c) provides to Customer all available information and assistance; and (d) has not compromised or settled such claim.

d. SPO shall indemnify, defend, and hold Customer and Customer's parent organizations, subsidiaries, affiliates, officers, directors, governors, managers, employees, attorneys, and agents harmless from and against any and all claims, costs, damages, losses, liabilities, and expenses (including attorneys' fees and costs) arising out of or in connection with: (i) a claim alleging that the Service directly infringes a copyright, patent issued as of the Effective Date, or a trademark of a third party; (ii) a claim, which if true, would constitute a violation by SPO of its representations or warranties; or (iii) a claim arising

from breach of this Agreement by SPO; provided that Customer (a) promptly gives written notice of the claim to SPO; (b) gives SPO sole control of the defense and settlement of the claim (provided that SPO may not settle or defend any claim unless it unconditionally releases Customer of all liability); (c) provides to SPO all available information and assistance; and (d) has not compromised or settled such claim. SPO shall have no indemnification obligation, and Customer shall indemnify SPO pursuant to this Agreement, for claims arising from any infringement arising from the combination of the Service with any of Customer products, service, hardware or business process(s).

e. SPO MAKES NO OTHER REPRESENTATION, WARRANTY, OR GUARANTY AS TO THE RELIABILITY, TIMELINESS, QUALITY, SUITABILITY, TRUTH, AVAILABILITY, ACCURACY, OR COMPLETENESS OF THE SERVICE OR ANY CONTENT. SPO DOES NOT REPRESENT OR WARRANT THAT (A) THE USE OF THE SERVICE WILL BE SECURE, TIMELY, UNINTERRUPTED, OR ERROR-FREE OR OPERATE IN COMBINATION WITH ANY OTHER HARDWARE, SOFTWARE, SYSTEM, OR DATA; (B) THE SERVICE WILL MEET CUSTOMER'S REQUIREMENTS OR EXPECTATIONS; (C) ANY STORED DATA WILL BE ACCURATE OR RELIABLE; (D) THE QUALITY OF ANY PRODUCTS, SERVICES, INFORMATION, OR OTHER MATERIAL PURCHASED OR OBTAINED BY CUSTOMER THROUGH THE SERVICE WILL MEET CUSTOMER'S REQUIREMENTS OR EXPECTATIONS; (E) ERRORS OR DEFECTS WILL BE CORRECTED; OR (F) THE SERVICE OR THE SERVER(S) THAT MAKE THE SERVICE AVAILABLE ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. THE SERVICE AND ALL CONTENT IS PROVIDED TO CUSTOMER STRICTLY ON AN "AS IS" BASIS. ALL CONDITIONS, REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT OF THIRD PARTY RIGHTS, ARE HEREBY DISCLAIMED TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW BY SPO.

f. SPO'S SERVICES MAY BE SUBJECT TO LIMITATIONS, DELAYS, AND OTHER PROBLEMS INHERENT IN THE USE OF THE INTERNET AND ELECTRONIC COMMUNICATIONS. SPO IS NOT RESPONSIBLE FOR ANY DELAYS, DELIVERY FAILURES, OR OTHER DAMAGE RESULTING FROM SUCH PROBLEMS.

12   Limitation of Liability

a. IN NO EVENT SHALL EITHER PARTY'S AGGREGATE LIABILITY EXCEED THE AMOUNTS ACTUALLY PAID BY AND/OR DUE FROM CUSTOMER IN THE TWELVE (12) MONTH PERIOD IMMEDIATELY PRECEDING THE EVENT GIVING RISE TO SUCH CLAIM. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO ANYONE FOR ANY INDIRECT, PUNITIVE, SPECIAL, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL, OR OTHER DAMAGES OF ANY TYPE OR KIND (INCLUDING LOSS OF DATA, REVENUE, PROFITS, USE, OR OTHER ECONOMIC ADVANTAGE) ARISING OUT OF, OR IN ANY WAY CONNECTED WITH THIS SERVICE, INCLUDING BUT NOT LIMITED TO THE USE OR INABILITY TO USE THE SERVICE, OR FOR ANY CONTENT OBTAINED FROM OR THROUGH THE SERVICE, ANY INTERRUPTION, INACCURACY, ERROR, OR OMISSION, REGARDLESS OF CAUSE IN THE CONTENT, EVEN IF THE PARTY FROM WHICH DAMAGES ARE BEING SOUGHT HAS BEEN PREVIOUSLY ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

b. Certain states and/or jurisdictions do not allow the exclusion of implied warranties or limitation of liability for incidental, consequential, or certain other types of damages, so the exclusions set forth above may not apply to Customer.

13   Local Laws and Export Control; Securities Compliance

SPO makes no representation that the Service is appropriate or available for use in other locations outside of the United States. Customer is solely responsible for compliance with all applicable laws, including all securities state and federal securities laws, and without limitation export and import regulations of other countries.

14   Notice

SPO may give notice by means of a general notice on the Service, email to Customer address on record in SPO's account information, or by written communication sent by first class mail or pre-paid post to Customer address on record in SPO's account information. Such notice shall be deemed to have been given upon the expiration of 48 hours after mailcarriers official postmark (if sent by first class mail or pre-paid post) or 12 hours after electronic date reflected in the emailed notice (if sent by email). Customer may give notice to SPO (such notice shall be deemed given when received by SPO) at any time by any of the following: letter delivered by nationally recognized overnight delivery service or first class postage prepaid mail to SPO at the following address:


Silicon Prairie Portal & Exchange LLC
Attn: David V Duccini
475 Cleveland Ave Suite 315
St. Paul, MN 55104


15   Modification of Terms

SPO reserves the right to modify the terms and conditions of this Agreement or its policies relating to the Service at any time, effective upon the posting of an updated version of this Agreement on the Service. Customer is responsible for regularly reviewing this Agreement. Continued use of the Service following a period of thirty (30) days after any such changes shall constitute Customer's consent to such changes.

16   Assignment; Change in Control

This Agreement may not be assigned by Customer or SPO without the prior written approval of the other party, which shall not be unreasonably withheld, but may be assigned without Customer's consent by SPO to (i) a parent or subsidiary, (ii) an acquirer of assets, or (iii) a successor by merger. Any purported assignment in violation of this section shall be void. Any actual or proposed change in control of Customer that results or would result in a direct competitor of SPO directly or indirectly owning or controlling 50 percent or more of Customer shall entitle SPO to terminate this Agreement for cause immediately upon written notice.

17   General

1. This Agreement shall be governed by Minnesota law and controlling U.S. federal law, without regard to the choice or conflicts of law provisions of any jurisdiction, and any disputes, actions, claims, or causes of action arising out of or in connection with this Agreement or the Service shall be subject to the exclusive jurisdiction of the state and federal courts located in Hennepin County, State of Minnesota.

2. No text or information set forth on any other purchase order, preprinted form, or document shall add to or vary the terms and conditions of this Agreement. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then such provision(s) shall be construed, as nearly as possible, to reflect the intentions of the invalid or unenforceable provision(s), with all other provisions remaining in full force and effect. No joint venture, partnership, employment, or agency relationship exists between Customer and SPO as a result of this agreement or use of the Service. The failure of SPO to enforce any right or provision in this Agreement shall not constitute a waiver of such right or provision unless acknowledged and agreed to by SPO in writing. This Agreement comprises the entire agreement between Customer and SPO and supersedes all prior or contemporaneous negotiations, discussions or agreements, whether written or oral, between the parties regarding the subject matter contained herein.

IN WITNESS WHEREOF, the parties have executed this Portal Agreement as of the Effective Date.

SILICON PRAIRIE ONLINE ("SPO"):

BY: /s/ David V Duccini

Name: David V Duccini

Title: Founder and CEO

CUSTOMER: Blue Mahoe Capital Partners Inc.

By: 12/12/2023

DocuSigned by:

28A2916C861649F...

Name: David Mullings

Title: Chairman & CEO
Email: david@bluemahoecapital.com

Customer use of portal:
Onboarding Setup: $500 to start with a Test The Waters site, $3,000 to launch compliant REG-CF / REG-D offering
Commission on funds raised: 5% Cash on First 1M, 4% on Second, 3% up to 10M, then 1% thereafter

Includes FBO Bank Escrow Account per Appendix C, Unlimited ACH Disbursements, First Years Investor Tax Documents (K1s or 1099s). Does not include $500 portal fee related to any amendment filing, per instance.

Commission will be paid out concurrently with all disbursements once campaign has reached its stated minimum target and as investors execute subscription agreements.

DS
DM

APPENDIX B
Description / Documentation of Services Included and Excluded

Services Included

Investment Portal Hosting Package, Investor Residency Verification, Investment Tracking, and all other services as may be necessary.

A 1% processing fee may be charged by the Portal when facilitating repayments to investors.

Services Excluded

Professional service providers you employ, such as a securities attorney, financial accountant, marketing agency, or filing services.

A securities attorney is required to review and file your offering documents. Referrals can be made upon request.

Your financials may require a review or audit by a qualified account.

The portal does not solicit investment on behalf of any company on the portal or make any recommendations about the offerings listed therein.

If rewards or perks are being offered in the campaign, the issuer is responsible for facilitating those obligations and communicating with their investors regarding the status, delivery and any redemption requirements directly.

Blue Mahoe Capital Partners Inc. ("Customer") hereby Authorizes Silicon Prairie Portal & Exchange LLC. ("SPPX") to initiate the creation of a bank account (the "FBO Account") for the benefit of Customer at BankVista ("Bank"), pursuant to that certain Third Party Sender ACH Agreement between SPPX and Bank, and Authorizes SPO to originate entries on behalf of the Customer to the Receiver's account; specifically amounts contributed from investors to Customer to be held in escrow for the benefit of Customer. This authorization shall remain in full force and effect until SPPX has received written notification from Customer of its termination in such time and in such manner as to afford SPPX a reasonable opportunity to act on such notification.

ASSIGNMENT: Customer hereby assigns to SPPX its rights and management of the FBO Account during the term of the engagement, which is defined as commencing from the effective date of the Offering with the Securities Exchange Commission ("SEC") via FORM-C and concluding at the final close of its Offering. Customer expressly authorizes SPPX to add its name to such agreement as an FBO. SPPX will be granted access to the escrow account for the sole purpose of monitoring deposits and reconciling them with investment commitments made on the funding portal.

AMENDMENTS: This portal agreement supersedes the BankVista Escrow agreement signed by Customer, namely Sections 4 & 5.

DISBURSEMENT: Customer understands that no funds can be disbursed at the sole direction of SPPX via the Escrow Agent until all conditions have been satisfied:

1 The Customer raises its stated minimum amount as documented in its offering documents and at least 21 days have elapsed since offering was published on the SPPX funding portal, and

2 The Customer has accepted signed subscription agreements, including via e-signature, from each of its investors.

SPPX will aid in the collection of signed subscription agreements and verify receipt prior to the disbursements of any funds from the escrow account. Signed subscription agreements can be obtained through the portal using e-signatures. Customer will be responsible for placing a digital signature on file with SPPX to be used for the sole and express purpose of countersigning subscription agreements on Customer's behalf.

Customer understands that all funds disbursed will be subject to transfer via an approved payment method, including but not limited to ACH, bank draft or wire transfer and will be subject to any fees required per method, to be deducted from funds held in escrow.

RESCIND: Customer understands that investors have the right to rescind their investment pledges up to 48 hours prior to the close of the offering and receive a full refund of all funds without fee. SPPX will direct Escrow Agent to return funds.

RETURNS: Customer understands that SPPX will direct the Escrow Agent to return funds to investors when:

1 Investment commitments are cancelled per qualifying events under regulation crowdfunding

2 Customer does not complete offering

CHARGEBACKS: Customer understands that investors who fund their escrow pledges via ACH can refute such transactions ("CHARGEBACK") for up to 60 days. In the event an investor initiates an ACH chargeback, Customer understands funds in the equivalent amount may be held back until the matter is cured at Customer's expense.

RELEASE. Customer hereby further agrees to release, indemnify and hold harmless SPPX as administrator of the FBO Account from any claim or demand arising out of the administration of the FBO Account.

COMPLIANCE AND RECORD-KEEPING

Customer agrees:

  (i) To be bound by the Rules of the National Automated Clearing House Association ("Rules");

  (ii) To assume the obligations and make the representation and warranties of an "Originator," a "Third Party Service Provider" and/or a "Third Party Sender," as the case may be and as such terms are defined under the Rules;

  (iii) To restrict the ACH transactions to Prearranged Debit or Credit (PPD) and / or Cash Concentration and Disbursement Debit or Credit (CCD) entries;

  (iv) To receive and maintain proper authorization from the "Receiver" for each "Entry" initiated on behalf of the Customer, as such terms are defined under the Rules;

  (v) To be exposed to a limit and be subject to procedures for Third Party Sender to review and adjust the exposure limit periodically;

  (vi) To allow Third Party Sender to conduct regular audits of the Customer;

  (vii) To not originate entries that are not in compliance with the laws of the United States.